Exhibit 99.100

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD INCREASES INTEREST IN RT MINERALS CORP.

TORONTO, ONTARIO—(Marketwire — January 7, 2011) — Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold”) has acquired direct ownership of a total of 11,500,000 common shares of RT Minerals Corp. (CNSX:RTM) (“RT Minerals”) representing 16.5% of the outstanding shares, as well as warrants to acquire an additional 750,000 common shares of RT Minerals at an exercise price of $0.20 per common share. Of the 11,500,000 million common shares, 10,000,000 common shares were acquired through a private transaction on December 31, 2010, in connection with the transfer of certain property interests with a value of at least $1,600,000. An additional 1,500,000 common shares and 750,000 warrants were acquired in a treasury issuance directly from RT Minerals on December 31, 2010, at a total cost of $240,000.

As a result of these transactions, as well as prior transactions, Lake Shore Gold now holds 19,000,000 common shares and 8,250,000 common share purchase warrants, representing a 34.9% interest in the common shares of RT Minerals (assuming the exercise of all warrants held by Lake Shore Gold and not including any other options or warrants of RT Minerals that may be outstanding). Lake Shore Gold purchased the securities for investment purposes and may acquire additional securities of RT Minerals in the future.

In connection with the above transactions, RT Minerals granted Lake Shore Gold a right (the “Back-In Right”), exercisable after RT Minerals has earned a 25% interest in the Meunier property in accordance with and as required by the underlying May 5, 2010, agreement between Adventure Gold Inc., RT Minerals and Lake Shore Gold (the “Meunier Property Option Agreement”), to acquire 50% of RT Minerals’ 25% interest in the Meunier property by paying to RT Minerals $500,000. If Lake Shore Gold exercises its Back-In Right, the Agreement contemplates that RT Minerals and Lake Shore will enter into a joint venture agreement (the “Joint Venture Agreement”) in regards to the Meunier property. The Joint Venture Agreement will set out the expenditures and other obligations required by each of RT Minerals and Lake Shore Gold to enable each party to earn a further 12.5% interest in the Meunier property in accordance with the Meunier Property Option Agreement. The Joint Venture Agreement shall include industry standard provisions and shall include a provision whereby if a party fails to contribute its pro-rata share of joint venture costs it will suffer straight line dilution. If, as a result of such dilution, a party holds less than a deemed 10% interest in the Meunier property as a whole, such party will be deemed to have surrendered its interest in the joint venture and the Joint Venture Agreement will terminate.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.

Tony Makuch

President & CEO
(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com